EXHIBIT 99.1

Evaxion extends phase 2 trial with personalized cancer vaccine EVX-01 to further enhance clinical data package

  Originally planned as a two-year study, the trial has been extended by an additional year to collect three-year clinical outcome data
  The additional third year of EVX-01 dosing may provide further insights into potential enhanced treatment effects and durability of induced immune response
  The trial already yielded convincing one-year data and remains on track for two-year data readout in the second half of 2025

COPENHAGEN, Denmark, February 25, 2025 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, will further enhance the data package from its ongoing phase 2 trial with the company’s lead asset EVX-01 by extending the trial from two to three years. Designed with Evaxion’s AI-Immunology™ platform, EVX-01 is a personalized cancer vaccine being developed as a treatment for advanced melanoma (skin cancer).

Active participants in the trial will be given the opportunity to enter the one-year extension after completing the two-year protocol. They will receive additional EVX-01 doses as monotherapy, with close monitoring to assess clinical response duration and immune activation. In the first two years of the trial, patients received EVX-01 in combination with standard anti-PD-1 therapy.

The trial is progressing according to plan, with two-year data readout expected in the second half of 2025. All trial active patients have achieved reduction in tumor target lesions and are faring well, which should allow for a seamless transition into the extension of the trial.

“We are very pleased with how this trial has been progressing and the encouraging data obtained so far. Patients are responding positively to the therapy, which is generally well tolerated. We are happy to support patients further by offering additional EVX-01 treatment. Extending the trial also allows us to collect even more data and further enhance the data package for this promising new potential treatment option for advanced melanoma. Adding another year might allow us to document even better effects of the treatment than what will be observed after one and two years”, says Birgitte Rønø, Chief Scientific Officer of Evaxion.

EVX-01 is designed with Evaxion’s AI-Immunology™ platform and tailored to target the unique tumor profile and immune characteristics of each individual patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

The phase 2 trial investigates EVX-01 in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in patients with advanced melanoma (skin cancer). Each patient enrolled in the trial has received a unique vaccine designed and manufactured based on their individual biology.
KEYTRUDA® is a registered trademark of Merck Sharp & Dohme LLC, a subsidiary of Merck & Co., Inc., Rahway, NJ, USA.

Convincing one-year phase 2 data
Convincing interim one-year data from the trial was presented at the European Society for Medical Oncology (ESMO) Congress in September 2024. Data demonstrated a 69% Overall Response Rate, reduction in tumor target lesions in 15 out of 16 patients, and a positive correlation between the AI-Immunology™ platform predictions and immune responses induced by the individual neoantigens in the EVX-01 vaccine (p=0.00013). Further, 79% of EVX-01’s vaccine targets triggered a targeted immune response, which compares very favorably to what is seen with other approaches.

About EVX-01
EVX-01 is a personalized peptide-based cancer vaccine intended for first-line treatment of multiple advanced solid cancers. It is Evaxion’s lead clinical asset.

EVX-01 is a personalized therapy designed with our AI-Immunology™ platform and is tailored to target the unique tumor profile and immune characteristics of each patient. It engages the patient's immune system to fight off cancer by mounting a targeted response against tumors.

In the completed Phase 1/2a clinical trial (NCT03715985), assessing EVX-01 in combination with a PD-1 inhibitor, eight of twelve metastatic melanoma patients (67%) had objective clinical responses with two complete and six partial responses.

In addition, vaccine-induced T cells were detected in all patients and a significant correlation between clinical response and the AI-Immunology™ predictions was observed, underlining the predictive power of the platform.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
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